

December 1, 2015

<u>Via E-mail</u>
Robert K. Ranum, Esq.
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, Minnesota 55402

      Re: **Perseon Corporation**
               Schedule TO-T
               Filed November 5, 2015 by Galil Medical Inc., et. al
               File No. 005-33905

Dear Mr. Ranum:

We have reviewed your response letter dated November 20, 2015 submitted on behalf of the Offerors and have the following additional comment.

1.   We note your response to prior comment 1. As discussed during our telephone call this afternoon, the Staff is unable to agree that the Offerors' negotiation with each holder of a Non-Public Warrant for the termination of such Non-Public Warrants in exchange for the Non-Public Warrant Consideration is consistent with Exchange Act Rule 14e-5.

* * *

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                         Sincerely,

                         /s/ Perry J. Hindin

                         Perry J. Hindin
                         Special Counsel
                         Office of Mergers and Acquisitions